Exhibit 3.1

FIRST AMENDEMENT TO THE
AMENDED AND RESTATED BYLAWS
OF FEMASYS INC.

THIS FIRST  AMENDMENT  TO  THE  AMENDED  AND  RESTATED  BYLAWS  OF  FEMASYS INC., a Delaware corporation (the “Corporation”), is made as of this 29th day of March, 2023.

1. The first sentence of Section 5 of Article I of the Amended and Restated Bylaws of the Corporation is hereby amended and restated in its entirety as follows:

 “At all meetings of the stockholders, except where otherwise provided by law, the Certificate or these Bylaws, the presence, in person or by proxy duly authorized, of the holders of 33.4% of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business.”

2. Except as specifically amended herein, the Amended and Restated Bylaws shall remain unchanged and in full force and effect.

As adopted by the Board of Directors on March 29, 2023